Exhibit 99.2

Pricing of $1.8 billion Equivalent ($/EUR) Debt Financing

Ardagh Group announces that it has priced the following transactions, totalling approximately $1.8 billion equivalent ($/EUR):

•	EUR440 million of Senior Secured Notes due 2026, at a coupon of 2.125%;
•	$500 million of Senior Secured Notes due 2026, at a coupon of 4.125%; and
•	$800 million of Senior Notes due 2027, at a coupon of 5.25% (collectively the “Notes”)

After swaps, this results in a blended financing cost of approximately 3.7%.

Net proceeds from the issuance and sale of Notes will be used to redeem in full the $1,650 million 7.250% Senior Notes due 2024, per the call schedule and pay accrued interest and applicable redemption premia.

Paul Coulson Chairman and CEO said “Ardagh is very pleased with the strong support from the High Yield Market in this latest financing, which results in annual interest savings of $45 million and extends our debt maturities to an average six years”

July 30, 2019

MediaPat Walsh, Murray Consultants +1 646 776 5918 / +353 87 2269345

pwalsh@murraygroup.ie

Investorsjohn.sheehan@ardaghgroup.com

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 100 metal and glass production facilities in 22 countries across five continents, employing over 23,000 people with sales of $9bn.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to

Exhibit 99.2

registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.